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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                              Symix Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    87153510
                            ------------------------
                                 (CUSIP Number)

                                July 5, 1998
   --------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)
---

 X  Rule 13d-1(c)
---

    Rule 13d-1(d)
---


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 6 Pages

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CUSIP NO. 87153510


1)   Names of Reporting Persons:
     I.R.S. Identification Nos. of Above Persons (entities only).

          Stephen A. Sasser

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
          ---

     (b)
          ---

3)   SEC Use Only


4)   Citizenship or Place of Organization

          United States


Number of                5)   Sole Voting Power
Shares                             386,000 shares(1)
Beneficially             6)   Shared Voting Power
Owned                              0 shares
by Each                  7)   Sole Dispositive Power
Reporting                          386,000 shares(1)
Person With              8)   Shared Dispositive Power
                                   0 shares

9)   Aggregate Amount Beneficially Owned by Each Reporting Person

          386,000 shares(1)

10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) [ ]

11)  Percent of Class Represented by Amount in Row 9

          5.6%

12)  Type of Reporting Person (See Instructions)

            IN


                              Page 2 of 6 Pages

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Item 1.

     (a)  Name of Issuer:

          Symix Systems, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          2800 Corporate Exchange Drive
          Columbus, Ohio  43231

Item 2.

     (a)  Name of Person Filing:

          This Schedule 13G is filed on behalf of Stephen A. Sasser.

     (b)  Address of Principal Business Office or, if none,
          Residence:

          2800 Corporate Exchange Drive
          Columbus, Ohio  43231

     (c)  Citizenship:

          United States

     (d)  Title of Class of Securities:

          Common Shares, Without Par Value

     (e)  CUSIP Number:

          87153510

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ]   Broker or dealer registered under Section 15 of the Act (15
                U.S.C. 78o)

     (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

     (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the Act (15
                U.S.C. 78c)

     (d)  [ ]   Investment company registered under Section 8 of the Investment
                Company Act of 1940 (15 U.S.C. 80a-8)

     (e)  [ ]   An investment adviser in accordance with Section 240.13d-1(b)(1)
                (ii)(E)

     (f)  [ ]   An employee benefit plan or endowment fund in accordance with
                Section 240.13d-1(b)(l)(ii)(F)


                              Page 3 of 6 Pages

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     (g)  [ ]   A parent holding company or control person in accordance with
                Section 240.13d-1(b)(ii)(G)

     (h)  [ ]   A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i)  [ ]   A church plan that is excluded from the definition of an
                investment company under section 3(c)(14) of the Investment
                Company Act of 1940 (15 U.S.C. 80a-3)

     (j)  [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership.

     (a)  Amount Beneficially Owned:  386,000 shares(1)

     (b)  Percent of Class: 5.6%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:

                         386,000 shares(1)

          (ii)  Shared power to vote or to direct the vote:

                         0 shares

          (iii) Sole power to dispose or to direct the disposition of:

                         386,000 shares(1)

          (iv)  Shared power to dispose or to direct the disposition of:

                         0 shares

Item 5.  Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

           Not Applicable.


                              Page 4 of 6 Pages

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Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not Applicable.

Item 8.  Identification and Classification of Members of the
         Group.

           Not Applicable.

Item 9.  Notice of Dissolution of Group.

           Not Applicable.

Item 10.  Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


----------------
(1) Includes 370,000 shares subject to options exercisable by Mr. Sasser within 60 days.


                              Page 5 of 6 Pages

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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 19, 1998


/s/ Stephen A. Sasser
------------------------------------
Stephen A. Sasser


                              Page 6 of 6 Pages